UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2026
Commission File Number 001-32535
Grupo Cibest S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________ .

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO CIBEST S.A. (Registrant)

Date May 15, 2026	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff.
	Title:	Vice President of Strategy and Finance

May 15, 2026
Medellin, Colombia

GRUPO CIBEST S.A. RELEASES QUARTERLY REPORT FOR THE FIRST QUARTER OF 2026

On May 4, 2026, Grupo Cibest S.A. (“Grupo Cibest”) furnished on Form 6-K a press release presenting financial information for the fiscal quarter ended March 31, 2026 (the “Press Release”).

The quarterly report for the fiscal quarter ended March 31, 2026 (the “Quarterly Report”) is furnished with this Form 6-K.

Readers should be aware that the consolidated financial information in the Press Release, and the consolidated financial information in the Quarterly Report for the fiscal quarter ended Marxh 31, 2026, are the same, and the Quarterly Report is being furnished solely to fulfill a legal reporting requirement in Colombia. Readers should also be aware that all financial information of Grupo Cibest that is included in the Quarterly Report was prepared in accordance with International Financial Reporting Standards.

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Quarterly Report
January - March 2026

Grupo Cibest S.A. and Consolidated Grupo Cibest
Address:
Carrera 48 # 26-85
Medellín, Colombia

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ISSUER’S CURRENT SECURITIES
As of March 31, 2026

Type of Share	Common Share	Preferred Share
Trading System	Stock Exchange	Stock Exchange
Stock Exchanges	Colombian Stock Exchange (BVC)	Colombian Stock Exchange (BVC)
Shares in Circulation	509,103,132	440,079,234
Shareholders	21,144	37,363
Issuance amount	509,704,584	452,122,416
Amount placed	509,704,584	452,122,416

Additionally, Grupo Cibest has a Level III ADR listed on the NYSE. Each ADR represents four preferred shares.

GRUPO CIBEST SHARE BUYBACK
On March 24, 2026, Grupo Cibest's shareholders' meeting approved the he transfer of the amount of COP 431,418,157,024.55 from the legal reserve, to be added to the reserve for executing the share buyback program approved at the extraordinary shareholders’ meeting held on June 9, 2025. Furthermore, the shareholders’ meeting of Grupo Cibest authorized the termination of the share buyback program approved at the extraordinary shareholders’ meeting held on June 9, 2025, and authorized the 2026 share buyback program for an amount of up to one trillion three hundred fifty billion Colombian pesos (COP 1,350,000,000,000), for a term of three (3) years counted as from the adoption of the regulations of the program by the Board of Directors. Likewise, it authorized the Board of Directors to approve the share repurchase regulations under which management was authorized to execute said program.
As of March 31, 2026, the results of the program were as follows:

Type of share	Number of repurchased shares
CIBEST (BVC)	601,452
PFCIBEST (BVC)	6,905,862
CIB (NYSE)	5,137,320*
TOTAL	12,644,634
*Number of repurchased ADRs converted into preferred shares.

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ISSUER’S CURRENT SECURITIES	4
GRUPO CIBEST SHARE BUYBACK	4
GLOSSARY OF TERMS	7
I. MANAGEMENT’S DISCUSSION & ANALYSIS ON THE RESULTS OF THE OPERATION AND THE FINANCIAL SITUATION OF THE ISSUER, IN RELATION TO THE RESULTS REPORTED IN THE QUARTERLY FINANCIAL STATEMENTS	8
Statement Of Financial Position Grupo Cibest	8
Loan Portfolio	8
Funding	8
Shareholders’ Equity	9
Consolidated Income Statement Grupo Cibest	9
Net Interest Income & Interest Margin	9
Fees And Income From Services	10
Other Operating Income	10
Dividends Received, And Share Of Profits	10
Asset Quality And Provision Charges	10
Operating Expenses	11
Taxes	12
Consolidated Statement Of Income Grupo Cibest	13
Statement Of Financial Position Grupo Cibest	14
Separate Grupo Cibest	16
II. QUANTITATIVE AND QUALITATIVE ANALYSIS OF THE MARKET RISK TO WHICH THE ISSUER IS EXPOSED AS A RESULT OF ITS INVESTMENTS AND ACTIVITIES SENSITIVE TO MARKET VARIATIONS	17
Consolidated	17
Non-trading Instruments Market Risk Measurement	18
Interest Risk Exposure (Banking Book)	18
Sensitivity To Interest Rate Risk Of The Banking Book	18
Separated	18
III. MATERIAL VARIATIONS THAT HAVE OCCURRED IN THE RISKS TO WHICH THE ISSUER IS EXPOSED, OTHER THAN MARKET RISK, AND THE MECHANISMS IMPLEMENTED TO MITIGATE THEM	19
Liquidity Risk	19
Consolidated	19
Separated	19
Credit Risk	20
Consolidated	20
Separated	21
Country Risk	22
Consolidated	22
Operational Risk	22
Consolidated	22
Separated	23

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Financial Leverage Risk	23
Separated	23
Other Relevant Risks	23
• Regulatory And Legal Risk	23
Colombia	23
Panama	24
Guatemala	25
El Salvador	25
Political Risk	26
Colombia	26
Panama	27
Guatemala	27
El Salvador	27
• Economic And Sectoral Environment	27
Colombia	28
Panama	28
Guatemala	29
El Salvador	29
• Business Continuity And Technology Failures	29
• Model Risk	29
• Cybersecurity And Information Security Risk	30
• Internal Fraud Risk	30
• Aml/cft And Corruption Risk.	31
• Risk Of External Fraud	31
• Talent Risk	32
• Environmental And Social Risk	32
IV. MATERIAL VARIATIONS IN THE INFORMATION REPORTED IN THE CORPORATE GOVERNANCE ANALYSIS CHAPTER DURING THE QUARTER	32
V. MATERIAL CHANGES THAT HAVE OCCURRED IN PRACTICES, PROCESSES, POLICIES AND INDICATORS IN RELATION TO SOCIAL AND ENVIRONMENTAL CRITERIA, INCLUDING CLIMATE CRITERIA.	33
VI. MATERIAL CHANGES PRESENTED IN THE FINANCIAL STATEMENTS OF THE ISSUER BETWEEN THE REPORTED QUARTER AND THE DATE OF TRANSMISSION OF THE INFORMATION	33
VII. ANNEXES	33
I. Condensed Consolidated Interim Financial Statements Grupo Cibest	33
Ii. Condensed Separated Interim Financial Statements Grupo Cibest S.a.	33

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GLOSSARY OF TERMS

ADR: American Depositary Receipts, or the securities that are listed on the New York Stock Exchange. One ADR represents four preferred shares of Grupo Cibest S.A.
ASG: Environmental, social, and corporate governance, by its initials in Spanish.
Bam: Banco Agromercantil de Guatemala SA.
Bancoagrícola: Banco Agrícola S.A.
Bancolombia or the Bank: Bancolombia S.A.
CDT: Certificate of Deposit at Term.
COLCAP: reference index of the stock market of the Colombian Stock Exchange.
COP: Colombian pesos.
DIAN: Dirección de Impuestos y Aduanas Nacional, tax authority in Colombia.
DJSI: Dow Jones Sustainability Index.
DTF: It is the average interest rate paid by financial institutions for 90-day deposits.
IFC: International Finance Corporation.
Grupo Bancolombia: Refers to the business group made up of Bancolombia S.A. and its subsidiaries on a consolidated basis, which is now referred to as the Grupo Cibest Consolidated.
Grupo Cibest: Refers to Grupo Cibest S.A.
Grupo Cibest Consolidated: Refers to Grupo Cibest S.A., a holding company organized under the laws of the Republic of Colombia, including its subsidiaries on a consolidated basis, unless otherwise stated or the context requires a different interpretation.
LAFT: Money Laundering and Terrorist Financing, by its initials in Spanish.
Nequi: financial platform that accompanies users in their daily lives with financial and non-financial services from third parties. As a 100% digital solution, it complements its offer with functionalities that go beyond saving and managing money.
NYSE: New York Stock Exchange.
SARLAFT: Money Laundering and Terrorist Financing Risk Management System, by its initials in Spanish.
Senior Management: President and the Vice Presidents who report directly to the President of Grupo Cibest.
SFC: Financial Superintendency of Colombia.
SME: Small and Medium-sized Enterprise.
SMMLV: Legal Minimum Monthly Wage in force.
TRM: Representative Market Rate, price of the dollar in the Colombian market, which varies daily.
USD: United States dollars.
UVR: Real Value Units, an indicator tied to the behavior of inflation that is used to calculate the cost of certain housing loans.
UVT: Measure that is used to determine different tax obligations with an equivalent in Colombian pesos.

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I.MANAGEMENT’S DISCUSSION & ANALYSIS ON THE RESULTS OF THE OPERATION AND THE FINANCIAL SITUATION OF THE ISSUER, IN RELATION TO THE RESULTS REPORTED IN THE QUARTERLY FINANCIAL STATEMENTS

STATEMENT OF FINANCIAL POSITION GRUPO CIBEST

The analysis presented below for Grupo Cibest Consolidated is based on a comparison with the information reported by Grupo Cibest as of march 31, 2026.

Loan Portfolio

During the first quarter of 2026, the gross loan portfolio reached a balance of COP 261,833 billion, representing a quarterly growth of 2.14% and an annual increase of 6.50%.
This performance was primarily driven by the growth of the commercial portfolio, which registered an increase of 2.43% in the quarter and 4.47% compared with 1Q25, largely explained by the performance of Bancolombia S.A., with greater activity in the corporate and business segments. Banco Agricola stood out with the highest percentage growth, supported by higher lending in corporate and institutional banking segments, the same drivers behind BAM’s expansion.

The mortgage portfolio continued to show a positive trajectory, with growth of 2.47% compared to the previous quarter and an annual variation of 13.25%. This performance was primarily driven by Bancolombia S.A. In contrast, the mortgage portfolio in Central America showed less dynamism during the quarter.

Meanwhile, the consumer loan portfolio registered moderate growth during the quarter, with a 0.98% increase compared to 4Q25. This performance reflected a more challenging macroeconomic environment, which has led to a more cautious approach to loan origination and slower growth. Performance during the period was mainly driven by credit card, personal loans, payroll loans, and Nequi products. Year over-year, the consumer loan portfolio grew by 8.52%, primarily due to the performance of Bancolombia S.A., demonstrating that, despite the slowdown observed during the quarter, the portfolio maintained positive growth compared to 1Q25.

At an individual level, Bancolombia reported quarterly growth of 3.25% in its gross loan portfolio. For its part, Banco Agricola recorded a quarterly increase of 2.52% (measured in USD), and Banco Agromercantil a quarterly increase of 1.07% in its portfolio (measured in USD).

Funding

At the end of 1Q26, customer deposits totaled COP 271,722 billion, representing 77.30% of total liabilities.

This balance increased 2.76% compared to 4Q25 and 10.41% compared to 1Q25. The quarterly growth was mainly explained by time deposits, especially treasury time deposits and digital time deposits, associated with the increase in interest rates due to expectations of a higher benchmark interest rate from the Central Bank.

Savings accounts, meanwhile, grew primarily in the institutional segment, also driven by higher interest rates. In contrast, checking accounts showed a quarterly decrease, mainly in the government segment.

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Demand deposits remained the main source of funding, accounting for 57.66% of total funding at quarter-end. However, their share declined compared to 4Q25, driven by lower contributions from both savings accounts, which decreased from 47.23% to 46.73%, and checking accounts, which fell from 11.40% to 10.94%.

In contrast, time deposits increased their share of the funding mix, rising from 32.52% in 4Q25 to 33.61% in the current quarter, an increase mainly due to the higher interest rate offered by this type of deposit. The other funding components remained relatively stable during the period.

Shareholders’ Equity

Equity attributable to shareholders at the end of 1Q26 was COP 36,377 billion, a decrease of 8.50% compared to 4Q25 and 10.48% compared to 1Q25. This quarterly and year-on-year change is explained by the approval of the profit distribution plan for COP 4.3 trillion on March 24th by the shareholders' meeting.

Likewise, reserves decreased 3.14% in the quarter, mainly attributed to the execution of the share buyback program approved by the extraordinary shareholders' meeting on June 9, 2025, for an amount of up to COP 1.35 trillion, the execution of which began on July 17, 2025. As of March 31, 2026, 50.54% of the approved amount had been executed, which is equivalent to 12,644,634 shares repurchased, of which 54.6% correspond to preferred shares, 40.6% to ADRs and 4.8% to ordinary shares.

CONSOLIDATED INCOME STATEMENT GRUPO CIBEST

The first quarter of 2026 closed with a net profit of COP 1,457 billion, equivalent to COP 1,535 per share (USD 1.68 per ADR). This result was primarily driven by the performance of net interest income, due to higher loan portfolio returns. However, the profit for the period was impacted to a greater extent by a non-recurring effect associated with the accrual of the wealth tax under the new temporary wealth tax decree, established by Legislative Decree 0173 of February 24, 2026, issued by the National Government under the state of economic, social, and ecological emergency.

The quarterly annualized return on equity (ROE) of Grupo Cibest was 14.89% in the first quarter of 2026 and 7.65% for the last 12 months.

Net Interest Income & Interest Margin

Net interest income reached COP 5,182 billion in 1Q26, an increase of 7.00% compared to 4Q25 and 9.15% compared to 1Q25. This growth was mainly due to higher interest income resulting from increased returns on the consumer and mortgage loan portfolios, due to the increase in the Central Bank's benchmark interest rate.

While the higher interest rate exerted pressure on the cost of funds for savings accounts and time deposits at Bancolombia, interest expenses grew at a slower pace than income generated by productive assets. This difference contributed positively to the expansion of net interest income during the quarter.

The annualized weighted average cost of deposits was 3.97% in 1Q26, representing an increase of 6 basis points compared to 4Q25.

The loan portfolio NIM stood at 7.84% during the quarter, representing an increase of 27 bps compared to 4Q25 and 60 bps compared to 1Q25, reflecting the greater expansion of asset returns relative to the cost of funds. Meanwhile, investment NIM reached 1.82%, an increase of 33 bps compared to 4Q25, explained by a larger average portfolio size and higher income from debt securities valuations. On an annual basis, there was a

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decrease of 86 bps compared to 1Q25, considering that during that period there were lower levels of devaluation in the zero-coupon yield curves.

As a result, the consolidated NIM stood at 7.03%, an increase of 27 bps compared to 4Q25 and 39 bps compared to 1Q25.

Fees and Income from Services

Net income from fees and other services in 1Q26 was COP 1,251 billion, representing a 0.86% decrease compared to 4Q25 and a 30.15% increase compared to 1Q25.

Fee income registered a quarterly decrease of 9.68%, mainly due to slower growth in bancassurance and in fees associated with debit and credit card billing compared to 4Q25, a quarter that traditionally exhibits greater seasonality. However, strong performance was maintained in card issuance and distribution during 1Q26. This variation was partially offset by the improved performance of banking services at Bancolombia, related to electronic services, and at BAM, due to billing and transaction management services. On an annual basis, debit and credit card fees registered significant growth, which, along with the strong performance of banking and bancassurance services, drove an 11.83% increase in fee income compared to 1Q25.

Meanwhile, fee expenses decreased by 21.3% quarter-on-quarter and 9.33% year-on-year. The variation observed in both periods was mainly due to the reclassification of fee expenses related to sales, collections, and other services, which were reclassified as operating expenses, starting in 2026.

Other Operating Income

Total other operating income reached COP 854.7 billion in 1Q26, representing a 22.2% decrease compared to 4Q25. This quarter-over quarter change was mainly attributable to lower income from foreign exchange derivatives due to greater devaluations of the swap curve, as well as lower foreign exchange gains reflecting the normalization of realization income from the foreign exchange portfolio, which had shown exceptional performance in the last quarter of 2025.

On an annual basis, this item registered a 3.28% increase, mainly due to improved performance of realization income compared to 1Q25.

Gains on the sale of assets declined on a quarter-over-quarter basis, primarily due to mark-to-market valuation income from investment funds recognized in 4Q25, which was not recorded in 1Q26.

Dividends Received, and Share of Profits

Total dividends and other net income from equity investments closed at COP 131 billion in 1Q26, representing a decrease of 58.43% compared to 4Q25 and 3.73% compared to 1Q25. The quarterly variation is mainly explained by a base effect associated, on the one hand, with the partial recovery of the impairment recorded in the investment in Tuya S.A. during the last quarter of 2025 and, on the other hand, with the dividends received from Viva Malls, an investment vehicle included in the Colombia Real Estate Fund FIC, which were also recognized in 4Q25.

Asset Quality and Provision Charges

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At the end of 1Q26, the principal balance for past due loans (those that are overdue for more than 30 days) totaled COP 9.237 billion, equivalent to 3.63% of the total gross portfolio, while 90-day past-due totaled COP 6.384 billion, representing 2.51%. The growth in the 30-day ratio is associated with consumer and mortgages, and the stronger origination activity in recent quarters.

Despite the deterioration of macroeconomic expectations in Colombia, all portfolios showed resilient performance during the quarter.

The coverage, measured by the ratio of allowances for loan losses (principal) to past-due loans (30 days overdue), was 132.69% at the end of 1Q26, lower than the 1 34.41% recorded in 4Q25. Loan deterioration (new past-due loans including write-offs) totaled COP 1,290 billion, higher when compared to 4Q25. The increase in new NPL formation, consistent with the rise in the 30-day NPL ratio, is by origination dynamics tied to a strategy focused on higher risk-adjusted returns. In contrast, write-offs decreased during the quarter, continuing the trend observed in the previous period.

Provision charges (after recoveries) totaled COP 1,229 billion in the quarter, representing a 15.54% decrease compared to the previous quarter. This performance is explained by lower expenses associated with the commercial segment and certain specific clients, when compared with the previous quarter. In contrast, higher spending was observed due to the updated models, which incorporated a deterioration in Colombia's macroeconomic outlook for 2026.

Provisions as a percentage of the average gross portfolio, quarterly annualized, was 1.90% in 1Q26 and 1.81% over the last 12 months, representing a decrease of 41 basis points compared to the previous quarter and an increase of 19 basis points compared to 1Q25. Loan loss provisions (for the principal) totaled COP 12,257 billion, representing coverage equivalent to 4.82% of the gross loan portfolio.

The performance of Stages 2 and 3, which remained stable during the quarter, demonstrates that the portfolio has responded adequately to the deterioration containment strategies derived from the risk appetite defined for the segments and sectors with the greatest exposure in recent years.

Operating Expenses

During 1Q26, operating expenses totaled COP 4,044 billion, representing an increase of 6.77% compared to 4Q25 and 24.41% compared to 1Q25. Operating efficiency closed at 54.51% in the quarter and 50.88% over the last 12 months.

Personnel expenses (salaries, employee benefits, and bonuses) totaled COP 1,554 billion in the quarter, representing an increase of 6.48% compared to 4Q25 and 10.18% compared to 1Q25. In both cases, the increase was mainly explained by the annual salary adjustment applied at Bancolombia.

General expenses totaled COP 2,491 billion in the quarter, registering a 6.95% increase compared to the previous quarter and a 35.32% increase compared to 1Q25. Both increases were mainly explained by the provision for wealth tax, incurred in Bancolombia and the other Colombian subsidiaries in February, amounting to COP 374 billion.

Other administrative expenses related to business transformation decreased in the first quarter due to seasonal effects, as these types of costs tend to increase gradually toward the end of the year. During the quarter, expenses associated with collections and customer service, previously recorded as commission expenses, were

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reclassified. The reclassified amount for the quarter totaled COP 102 billion. Going forward, these items will continue to be presented as operating expenses and not as commission expenses.

As of March 31, 2026, Grupo Cibest had 33,588 employees, 795 branches, 5,803 ATMs, 34,949 banking correspondents and more than 33 million customers.

Taxes

Grupo Cibest's income tax expense was COP 710 billion, resulting in an effective tax rate of 33%. The increase in the effective rate was primarily due to the recognition of the wealth tax, established for legal entities by Decree 173 of February 24, 2016, issued within the framework of the economic, social, and ecological state of emergency declared on February 11, 2016. This tax is recognized in the accounting records as part of operating expenses; however, since it is not deductible for income tax purposes, it does not reduce the taxable base, thus increasing the effective tax rate for the period.

Even so, the effective rate continues to reflect the combination of tax benefits in force in the different geographies where the group operates, among which in Colombia the exempt income associated with the mortgage portfolio for social housing and investments in productive fixed assets stand out, as well as the tax benefits in Guatemala, El Salvador and Panama, related to exempt income from the returns of securities issued by those governments.

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Consolidated Statement of Income Grupo Cibest

CONSOLIDATED STATEMENT OF FINANCIAL POSITION				Change
(COP million)	1Q25	4Q25	1Q26	1Q26 / 4Q25	1Q26 / 1Q25
ASSETS
Cash and balances at central bank	19,524,733	22,805,635	23,328,117	2.29%	19.48%
Interbank borrowings	3,169,444	2,437,175	3,074,934	26.17%	(2.98)%
Reverse repurchase agreements and other similar secured lend	3,402,839	4,673,590	2,923,357	(37.45)%	(14.09)%
Financial assets investment	30,269,847	34,317,259	38,830,679	13.15%	28.28%
Derivative financial instruments	2,520,920	4,417,863	4,838,098	9.51%	91.92%
Loans and advances to customers	245,861,664	256,353,981	261,833,966	2.14%	6.50%
Allowance for loan and lease losses	(13,784,504)	(13,253,946)	(13,626,508)	2.81%	(1.15)%
Investment in associates and joint ventures	2,962,639	3,311,506	3,342,757	0.94%	12.83%
Goodwill and Intangible assets, net	2,721,602	2,537,180	2,487,919	(1.94)%	(8.59)%
Premises and equipment, net	5,599,830	5,406,874	5,301,221	(1.95)%	(5.33)%
Investment property	5,608,037	6,595,407	6,407,375	(2.85)%	14.25%
Right of use assets	1,308,524	1,329,718	1,375,361	3.43%	5.11%
Prepayments	882,571	845,182	929,456	9.97%	5.31%
Tax receivables	1,262,385	589,948	1,199,301	103.29%	(5.00)%
Deferred tax	1,760,653	1,750,097	1,736,610	(0.77)%	(1.37)%
Assets held for sale and inventories	707,661	666,361	714,091	7.16%	0.91%
Assets related to investments in subsidiaries held for sale	46,518,613	40,309,257	38,969,909	(3.32)%	(16.23)%
Other assets	3,827,853	4,659,293	5,477,834	17.57%	43.10%
Total assets	364,125,311	379,752,380	389,144,477	2.47%	6.87%
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Deposit by customers	246,104,535	264,413,956	271,721,894	2.76%	10.41%
Interbank Deposits	—	30,102	184,626	5.13%	1.00%
Derivative financial instrument	2,507,975	4,514,630	5,547,101	22.87%	121.18%
Borrowings from other financial institutions	9,722,516	9,356,428	9,221,684	(1.44)%	(5.15)%
Debt securities in issue	8,375,110	7,409,693	7,450,619	0.55%	(11.04)%
Lease liability	1,327,190	1,325,039	1,374,906	3.76%	3.60%
Preferred shares	541,340	583,477	540,767	(7.32)%	(0.11)%
Repurchase agreements and other similar secured borrowing	1,256,114	676,047	2,009,400	1.97%	59.97%
Current tax	754,326	701,452	1,415,709	101.83%	87.68%
Deferred tax	1,167,184	2,903,375	2,825,966	(2.67)%	142.12%
Employees benefit plans	941,180	947,610	932,353	(1.61)%	(0.94)%
Liabilities related to investments in subsidiaries held for sale	38,176,380	34,416,684	33,202,267	(3.53)%	(13.03)%
Other liabilities	11,562,426	11,478,253	15,100,918	31.56%	30.60%
Total liabilities	322,436,276	338,756,746	351,528,206	3.77%	9.02%
SHAREHOLDERS’ EQUITY
Share Capital	480,914	480,914	480,914	—%	—%
Additional paid-in-capital	4,857,454	4,857,491	4,857,491	—%	—%
Appropriated reserves	24,302,796	23,436,138	22,700,240	(3.14)%	(6.59)%
Retained earnings	5,299,318	7,196,657	4,890,838	(32.04)%	(7.71)%
Accumulated other comprehensive income, net of tax	5,693,944	3,783,433	3,447,244	(8.89)%	(39.46)%
Stockholders’ equity attributable to the owners of the parent company	40,634,426	39,754,633	36,376,727	(8.50)%	(10.48)%
Non-controlling interest	1,054,609	1,241,001	1,239,544	(0.12)%	17.54%
Total liabilities and equity	364,125,311	379,752,380	389,144,477	2.47%	6.87%

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Statement of financial position Grupo Cibest

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INCOME STATEMENT	As of		Change	Quarter			Change
(COP million )	1Q25	1Q26	1Q26 / 1Q25	1Q25	4Q25	1Q26	1Q26 / 4Q25	1Q26/ 1Q25
Interest on loan portfolio and financial leasing operations
Commercial	3,619,273	3,585,760	(0.93)%	3,619,273	3,709,358	3,585,760	(3.33)%	(0.93)%
Consumer	1,838,507	2,212,026	20.32%	1,838,507	1,949,953	2,212,026	13.44%	20.32%
Mortgage	39,374	66,861	69.81%	39,374	63,168	66,861	5.85%	69.81%
Leasing	941,920	1,070,416	13.64%	941,920	836,342	1,070,416	27.99%	13.64%
Small Business	791,570	843,253	6.53%	791,570	801,898	843,253	5.16%	6.53%
Total interest on loan portfolio and financial leasing operations	7,230,644	7,778,316	7.57%	7,230,644	7,360,719	7,778,316	5.67%	7.57%
Interest on debt instruments measured by the effective interest method	178,600	201,624	12.89%	178,600	181,597	201,624	11.03%	12.89%
Total interest income from financial instruments measured by the effective interest method	7,409,244	7,979,940	7.70%	7,409,244	7,542,316	7,979,940	5.80%	7.70%
Interbank funds sold	32,184	22,303	(30.70)%	32,184	27,339	22,303	(18.42)%	(30.70)%
Valuation of financial instruments	330,909	250,877	(24.19)%	330,909	219,520	250,877	14.28%	(24.19)%
Total interest income and valuation of financial instruments	7,772,337	8,253,120	6.19%	7,772,337	7,789,175	8,253,120	5.96%	6.19%
Interest expense	(3,024,405)	(3,070,694)	1.53%	(3,024,405)	(2,945,699)	(3,070,694)	4.24%	1.53%
Net interest margin and valuation of financial instruments before provision for loan impairment, off-balance sheet commitments, and other financial instruments	4,747,932	5,182,426	9.15%	4,747,932	4,843,476	5,182,426	7.00%	9.15%
Provision for loan portfolio impairment and financial leasing operations, net	(1,072,853)	(1,202,634)	12.10%	(1,072,853)	(1,462,686)	(1,202,634)	(17.78)%	12.10%
Recovery (Provision) for other financial instruments, net	(8,645)	(26,626)	207.99%	(8,645)	7,233	-26,626	(468.12)%	207.99%
Total provisions and impairment of credit risk, net	(1,081,498)	(1,229,260)	13.66%	(1,081,498)	(1,455,453)	(1,229,260)	(15.54)%	13.66%
Net income from interest and valuation of financial instruments after provisions and impairment	3,666,434	3,953,166	7.82%	3,666,434	3,388,023	3,953,166	16.68%	7.82%
Commission income	1,793,254	2,005,459	11.83%	1,793,254	2,220,504	2,005,459	(9.68)%	11.83%
Commission expenses	(832,008)	(754,383)	(9.33)%	(832,008)	(958,573)	(754,383)	(21.30)%	(9.33)%
Total income from Commissions, net	961,246	1,251,076	30.15%	961,246	1,261,931	1,251,076	(0.86)%	30.15%
Other operating income	827,558	854,727	3.28%	827,558	1,098,870	854,727	(22.22)%	3.28%
Dividends and other net income from equity participation	135,882	130,810	(3.73)%	135,882	314,695	130,810	(58.43)%	(3.73)%
Total net income	5,591,120	6,189,779	10.71%	5,591,120	6,063,519	6,189,779	2.08%	10.71%
Operating expenses
Salaries and employee benefits	(1,410,199)	(1,553,820)	10.18%	(1,410,199)	(1,459,192)	(1,553,820)	6.48%	10.18%
Other administrative and general expenses	(1,250,522)	(1,445,572)	15.60%	(1,250,522)	(1,653,042)	(1,445,572)	(12.55)%	15.60%
Taxes other than income tax	(348,238)	(423,938)	21.74%	(348,238)	(383,651)	(423,938)	10.50%	21.74%
Amortization, depreciation, and impairment	—	(374,045)	100.00%	—	—	(374,045)	100.00%	100.00%
Total operating expenses	(241,813)	(247,042)	2.16%	(241,813)	(292,126)	(247,042)	(15.43)%	2.16%
Profit before income tax	-3,250,772	-4,044,417	24.41%	(3,250,772)	(3,788,011)	(4,044,417)	6.77%	24.41%
Income tax	2,340,348	2,145,362	(8.33)%	2,340,348	2,275,508	2,145,362	(5.72)%	(8.33)%
Net profit	(667,752)	(709,536)	6.26%	(667,752)	(687,351)	(709,536)	3.23%	6.26%
Non-controlling interest	1,672,596	1,435,826	(14.16)%	1,672,596	1,588,157	1,435,826	(9.59)%	(14.16)%
Net income from discontinued operations	92,179	50,053	(45.70)%	92,179	-3,396,503	50,053	101.47%	(45.70)%
Net income	1,764,775	1,485,879	(15.80)%	1,764,775	(1,808,346)	1,485,879	182.17%	(15.80)%
Non-controlling interest	(27,111)	(28,768)	6.11%	(27,111)	(44,088)	(28,768)	(34.75)%	6.11%
Net income for the year attributable to shareholders of the parent company	1,737,664	1,457,111	(0.16)	1,737,664	(1,852,434)	1,457,111	178.66%	(16.15)%

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Separate Grupo Cibest

As of the end of the period, total assets amounted to COP 42.8 trillion, reflecting an increase compared to the previous quarter, primarily driven by dividends received from Bancolombia. Liabilities totaled COP 6.02 trillion, with the quarter-over-quarter increase mainly attributable to the accrual of dividends declared by Grupo Cibest. Equity stood at COP 36.8 trillion, recording a decline explained primarily by a reduction in retained earnings associated with the profit distribution.

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II.QUANTITATIVE AND QUALITATIVE ANALYSIS OF THE MARKET RISK TO WHICH THE ISSUER IS EXPOSED AS A RESULT OF ITS INVESTMENTS AND ACTIVITIES SENSITIVE TO MARKET VARIATIONS
Market risk refers to the risk of losses due to changes in equity prices, interest rates, foreign-exchange rates and other indicators whose values are set in a public market. It also refers to the probability of unexpected changes in net interest income and economic value of equity as a result of a change in market interest rates.
The guidelines, policies and methodologies for market risk management are maintained in accordance with what was revealed for Grupo Cibest as of December 31, 2025.
Consolidated
Market risk measurement
Total market risk exposure increased by 7.87%, from COP 1,213,155 million in December 2025 to COP 1,316,832 million in March 2026. This variation was mainly explained by higher exposure to the foreign exchange risk factor, driven by an increase in positions denominated in U.S. dollars. Additionally, the interest rate risk factor recorded an increase, reflecting higher sensitivity of the portfolio securities. Equity price risk also increased, associated with higher exposure of the Colombia Inmobiliario Fund and a higher price volatility factor applied to domestic equity instruments.
The following table presents the total change in market risk and other risk factors:

March 2026
In millions of COP
Factor	End of Period	Average	Maximum January, 2025	Minimum April, 2025
Interest rate	582,254	574,150	583,295	556,900
Exchange rate	243,233	235,009	240,255	221,538
Stock price	411,386	418,311	421,332	422,215
Collective investment funds	79,959	79,696	79,455	79,674
Total Value at Risk	1,316,832	1,307,165

December 2025
In millions of COP
Factor	End of Period	Average	Maximum November, 2025	Minimum January, 2025
Interest rate	534,919	552,803	499,712	524,034
Exchange rate	182,077	282,154	751,796	79,062
Stock price	407,177	380,326	367,615	375,015
Collective investment funds	88,982	51,683	35,781	36,608
Total Value at Risk	1,213,155	1,266,967
*As of March 31, 2026, the proprietary cryptocurrency portfolio of Wenia amounted to - USD 1.3 million, with a Value at Risk (VaR) of USD 6 thousand. The VaR was calculated using an internal methodology based on a

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Dinamic Conditional Correlation (DCC) GARCH model, with a one-day time horizon and a 99% of confidence level.

Regarding internal Value at Risk measurements, no exceedances of the approved limits were observed.

It is important to mention that these exposures are subject to ongoing monitoring by Senior Management and serve as a decision-making tool that helps preserve the stability of the group.

Non-trading Instruments Market Risk Measurement

The banking book’s relevant risk exposure is interest rate risk, which is the probability of unexpected changes in net interest income or in the economic value of equity as a result of a change in market interest rates. Changes in interest rates affect the income of Grupo Cibest Consolidated due to differences in the repricing of the assets and liabilities. The management of interest rate risk arising from banking activities in non-trading instruments by analyzing the interest rate mismatches between its interest earning assets and its interest bearing liabilities, and estimates the impact on the net interest income and the economic value of equity. Foreign exchange exposures arising in the banking book are transferred to the treasury book for management.

Interest Risk Exposure (Banking Book)
Grupo Cibest Consolidated conducts an interest rate risk sensitivity analysis by estimating the impact on the net interest margin of each position in the banking book using a repricing model and assuming a positive parallel shift of 100 basis points in interest rates.

The principles and guidelines for interest rate risk management in the banking book remain consistent with those disclosed for Grupo Cibest Consolidated as of December 31, 2025.

Sensitivity To Interest Rate Risk Of The Banking Book
As of March 31, 2026, the net sensitivity of the banking book in local currency to parallel shifts of 100 basis points in interest rates was COP 450,715 million, representing a increase of COP 6,730 million compared to December 2025. This increase was mainly driven by higher outstanding balances of Certificates of Deposit (CDs) and wholesale deposit accounts.
On the other hand, the sensitivity of the Net Interest Margin (NIM) in foreign currency to a parallel shift of 100 basis points in interest rates increased by USD 10.8 million between December 31, 2025 and March 31, 2026, reaching USD 26.1 million. This increase was mainly explained by the growth in time deposits at Banistmo and Bancolombia Panama, as well as higher deposit balances at Bancolombia Panama.

Separated

Grupo Cibest measures market risk exposure using a Value at Risk (VaR) methodology based on weighted historical simulation, with a 99% confidence level and a 10-day time horizon.

As of March 31, 2025, the Value at Risk (VaR) of COP 239,372. This result is mainly due to exposure to the exchange rate factor, originating from the position denominated in USD corresponding to COP 5.9 billion.

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Additionally, although to a lesser extent, the COP 7,898 participation in the Renta Liquidez Investment Fund contributed to the level of risk presented.

Risk factor	March 31th, 2026
In millions of COP
End of period
Exchange rate	239,393
Collective investment funds (1)	(21)
Total VaR	239,372

(1) The Collective Investment Fund has a negative correlation with respect to the exchange rate position, generating a diversification effect, which contributes to a reduction in the total market risk of the portfolio.

III.MATERIAL VARIATIONS THAT HAVE OCCURRED IN THE RISKS TO WHICH THE ISSUER IS EXPOSED, OTHER THAN MARKET RISK, AND THE MECHANISMS IMPLEMENTED TO MITIGATE THEM

LIQUIDITY RISK

Liquidity risk refers to the possibility of being unable to efficiently and timely meet payment obligations, whether expected or unexpected, current or future, without adversely affecting the normal course of daily operations or the financial condition of the entity. This risk arises when there is an insufficient level of available liquid assets or when the entity is required to incur unusual or excessive funding costs.
The principles and guidelines for liquidity risk management remain consistent with those disclosed as of December 31, 2025.

Consolidated
During the analysis period, Grupo Cibest Consolidated maintained sufficient liquidity levels, which allowed it to meet all internal and regulatory indicators. Additionally, liquidity monitoring did not report any alerts indicating potential risk, and liquid assets comfortably exceeded the established limits to cover the liquidity requirements.
The coverage ratio decreased from 244.80% in December 2025 to 227.85 % in March 2026. This decline was mainly driven by higher liquidity requirements at Bancolombia, resulting from an increase in cash outflows primarily related to tax payments and liability-side liquidity transactions.

Separated

To estimate liquidity risk, a cash flow is calculated to ensure that liquid assets held are sufficient to cover potential net cash outflows in 30 days. The liquidity indicator is presented as follows:

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Liquidity Coverage Ratio	3/31/2025	12/31/2025
In millions of COP
Net cash outflows into 30 days	1,259,742	-28,801
Liquid Assets	1,372,488	116,675
Liquidity coverage ratio	2,632,230	87,874

The liquidity indicator increased from COP 87,874 million in December 2025 to COP 2,632,230 million in March 2026. This variation reflects an improvement in the capacity of liquid assets to cover liquidity requirements. This increase was mainly explained by the growth in liquid assets, driven by a higher level of available cash flows.

Contractual maturities of financial assets and liabilities

Contractual maturities of principal on financial assets and interest payments are presented below:

Contractual maturities of assets at March 2026

Assets	0-30 days	31 days -1 year	1-3 years	3-5 years	Over 5 years
In millions of COP
Cash and cash equivalents	1,373,866	-	-	-	-
Securities	924,317	-	-	-	-
Total Assets	2,298,183	-	-	-	-

Contractual maturities of principal on liabilities and interest payments are presented below:

Contractual maturities of liabilities at March 2026

Liabilities	0-30 days	31 days -1 year	1-3 years	3-5 years	Over 5 years
In millions of COP
Financial obligations	-	1,082,980	-	-	-
Preferred stock	-	-	-	-	540,767
Total Liabilities	-	1,082,980	-	-	540,767

CREDIT RISK

Credit risk is the probability of incurring losses due to the failure of a counterparty, issuer, or borrower to meet its financial obligations; the deterioration resulting from a decline in their risk rating; the reduction in earnings and returns; the benefits granted in restructuring processes; and recovery costs.

Consolidated

By the end of the first quarter of 2026, the Colombian economy recorded moderate growth, supported by household consumption, an improving labor market, and higher public spending. However, inflationary pressures increased, prompting the Central Bank of Colombia to raise the policy rate. In addition, the fiscal deficit and rising public debt continued to constrain fiscal space, amid a highly volatile global environment and

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heightened geopolitical tensions. Regionally, Guatemala continued to perform favorably, supported by the construction sector and financial services, alongside a monetary easing cycle in an environment of contained inflation. El Salvador recorded an acceleration in economic growth, led by construction activity. Panama consolidated the performance observed at the end of 2025, underpinned by momentum in the services and logistics sectors and the stable operation of the Panama Canal, amid relatively stable financial conditions and a gradual recovery in credit growth. Toward the end of the period, the conflict in the Middle East and rising oil prices became more prominent risks to the macroeconomic outlook, with a potential short-term impact on inflation.

In a highly competitive financial environment marked by uncertainty, Grupo Cibest Consolidated focused its credit risk management on preserving the strength and stability of the portfolio through prudent decision-making across the credit cycle and the continuous improvement of processes, models, and methodologies. This approach is underpinned by an agile and predictive capability to anticipate changes in the economic environment, proactively adjust the risk appetite, and safeguard the group’s financial soundness, in alignment with the Credit Risk Management Framework, which establishes corporate criteria for the assessment, measurement, monitoring, control, and mitigation of credit risk.

As of the end of March 2026, Grupo Cibest Consolidated´s loan portfolio increased by 2.1% in terms of its peso-denominated balance compared to December 2025. This change was recorded despite the impact of the appreciation of the Colombian peso against the USD, which reduced the reported balance due to the translation of the portion of the portfolio denominated in that currency. Overall portfolio performance was mainly driven by higher commercial loan balances in Colombia, El Salvador, and Guatemala, as well as positive dynamics in the mortgage and consumer portfolios in Colombia, which helped offset the foreign-exchange effect observed during the period.

The 30-day past due loan ratio for Grupo Cibest Consolidated stood at 4.02% as of March 2026, increasing from 3.95% in December 2025. Grupo Cibest Consolidated past-due loan balance was mainly influenced by a deterioration in the quality of the consumer and mortgage portfolios in Colombia, associated with seasonal factors typical of the beginning of the year, as well as macroeconomic and geopolitical conditions that have affected households’ financial conditions. In Guatemala, the increase in past-due loans was concentrated in the FHA-insured mortgage portfolio (FHA - Instituto de Fomento de Hipotecas Aseguradas), primarily explained by challenges in recovery processes. In El Salvador, the greatest impact was observed in the consumer portfolio, partly driven by the increase in lending to individuals since 2025, in line with the strategy to expand this portfolio, which has resulted in a gradual increase in credit risk. Portfolio management across the different stages of the credit cycle is maintained, with the aim of anticipating the materialization of risks through the implementation of loan containment and recovery strategies.

The credit cost in the first quarter of 2026 was 1.9%, representing a decrease of 41 basis points compared to the previous quarter. This behavior is explained by lower expenses associated with the commercial segments and certain specific clients compared to the fourth quarter of 2025.

Separated

The portfolio is exposed to credit risks given the probability of incurring losses originated by the default in the payment of a coupon, principal and/or yields/dividends of a financial instrument by its issuer or counterparty. The probability of this type of events materializing may increase if there are scenarios of concentration in few issuers (counterparties) and whose credit performance is reflected by higher risk ratings.

Grupo Cibest maintains the control and continuous monitoring of the assigned credit risk limits, as well as the consumption thereof. Additionally, follows up and manages alerts on counterparties and issuers of securities,

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based on public market information and news related to their performance. This allows mitigating the risks of default or reduction of value for the managed positions.

In this context, as of the end of March 2026, the debt securities portfolio did not present any alerts, evidencing adequate compliance with its obligations. Likewise, equity investments do not represent significant risk for Grupo Cibest, given the profile of the positions held and their observed performance during the period.

COUNTRY RISK

This risk refers to the possibility of Grupo Cibest Consolidated incurring losses as a result of financial operations abroad, due to adverse economic and/or political conditions in the country receiving those operations, either because of restrictions on the transfer of foreign exchange or because of factors not attributable to the commercial and financial condition of the country receiving those operations. This definition includes, but is not limited to, sovereign risk (SR) and transfer risk (TR) associated with such factors.

The equity investments evaluated are those made in jurisdictions other than Colombia, where the holding company is based, and which are intended to be long-term. To ensure adequate country risk management for the investments of Grupo Cibest Consolidated and its entities, the Corporate Vice Presidency of Risk develops the guidelines, processes, and methodologies that define the materiality of investments and enable the periodic management of the country risk to which they are exposed in their equity investments during the identification, measurement, control, and monitoring stages of said risk.

The principles and guidelines for country risk management remain consistent with those disclosed as of December 31, 2025.

Consolidated

As a result of applying these guidelines, as of March 2026, no alerts were issued for any investment, nor were any impairment adjustments made compared to December 2025. Additionally, the value of the investments in the portfolio decreased due to revaluation factors.

OPERATIONAL RISK

Operational risk refers to the probability that Grupo Cibest Consolidated may incur losses as a result of failures or inadequacies in systems, processes, personnel, or infrastructure, as well as due to external events or factors. Operational risk may also arise from deficiencies in management models or in the information used.

For the proper management of risk, an operational risk management framework exists, the purpose of which is to ensure effective risk management that, to the extent possible, minimizes, avoids, or reduces the occurrence of adverse events and, should they occur, mitigates their consequences or associated costs. The operational risk management framework has not undergone any changes compared to what was disclosed in the previous quarter in terms of regulations, policies, methodologies, structure, or any other relevant element that could affect its effectiveness.

Consolidated

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Losses incurred during the first quarter of 2026 amounted to COP 147,075 million, representing a 24% decrease compared to the fourth quarter of the previous year. This reduction is mainly explained by the effective implementation of action plans defined in the prior quarter, focused on closing the gap associated with impersonation events during digital onboarding, as well as the strengthening of transactional monitoring across digital channels.

Separated

During the first quarter of 2026, no losses were incurred that generated economic impacts for Grupo Cibest, evidencing an adequate control and risk management environment.

FINANCIAL LEVERAGE RISK

Separated

Grupo Cibest monitors its financial structure using the double leverage ratio, a key indicator that reflects the level of indebtedness used to finance investments in subsidiaries. This metric helps assess the risk that the holding company may face financial strain or solvency issues when such investments are primarily funded through debt, creating a two-tier leverage structure:

•At the holding company level, where debt is incurred to invest in subsidiaries.
•At the subsidiary level, where each entity may also carry its own debt.

As of the end of the first quarter of 2026, Grupo Cibest’s double leverage ratio stood at 92.8%, higher than the 88.2% recorded in the fourth quarter of 2025. This increase is mainly explained by the dividend distribution carried out during the period, which impacted the group’s equity, reaching COP 36,796 billion as of March 2026.

This level remains within the internal thresholds established by management and is subject to continuous monitoring as part of Grupo Cibest's financial risk management practices.

OTHER RELEVANT RISKS
The following is an analysis of the most significant risks for Grupo Cibest Consolidated as of March 31, 2026:

•Regulatory And Legal Risk

During the first quarter of 2026, relevant regulatory changes were recorded in Colombia, Panama, Guatemala, and El Salvador that could have fiscal, accounting, and operational implications.

Colombia

•Decree 150 of 2026 – Economic Emergency due to flooding and heavy rainfall crisis. Declares a state of economic emergency in eight departments in the north of the country due to severe flooding and heavy rainfall conditions. The decree is pending constitutional review by the Constitutional Court and faces multiple legal challenges. The declaration of emergency empowers the Government to adopt

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legislative measures to address the emergency, among which the following are particularly relevant for Grupo Cibest Consolidated:
◦Legislative Decree 173 of 2026 – Tax measures. Establishes a 1.6% wealth tax rate for entities in the financial and mining-energy sectors and a 0.5% rate for other legal entities that exceed the minimum threshold of COP 10,470 million.
◦Legislative Decrees 175 and 244 of 2026 – Credit measures. Introduce provisions in the following areas:
▪Financial relief for the affected population. Include refinancings, additional guarantees with public subsidies, and grace periods, which would imply lower interest income and higher operational burdens. These measures were regulated by the SFC through External Circular 03 of 2026.
▪Adjustments to the scheme of substitutive investments. The weighting of loans to large producers that could substitute mandatory investments in Agricultural Development Bonds (TDA) is reduced. This measure is pending regulation by the competent authority for its implementation.
▪Credit placement associated with the “ABRIGO” pact. In line with the agreement between Asobancaria and the Government, the financial system must channel approximately COP 40 trillion in loans to support the economic reactivation of the region, simultaneously with the application of financial relief measures. These measures were regulated by the SFC through External Circular 05 of 2026.

•Decree 415 of 2026 – Transfer of pension resources. It requires Mandatory Pension Funds to transfer to Colpensiones the resources held in the individual accounts of affiliates who opted for the transfer window established under the pension reform (a provision that the Constitutional Court kept in force during its constitutionality review of the law) before May 5, 2026. The measure would entail the liquidation of approximately COP 25 trillion from pension portfolios, potentially affecting the valuation of various financial assets. However, as a result of multiple lawsuits filed by various segments of civil society, the Council of State provisionally suspended the Decree, meaning that its effects would only be implemented if it passes the legality review.

Panama

•Agreement 1-2026 – Prevention of the improper use of banking and trust services issued by the Superintendency of Banks. Updates the regulatory framework for AML/CFT risk prevention by incorporating:
◦A reinforced Risk-Based Approach, with mandatory formal institutional self-assessment methodologies.
◦Requirements to evidence control effectiveness, not only documentary existence.
◦Explicit regulation of digital onboarding, including inferential geolocation and technological analysis of customer origin.
◦Maximum deadlines for alert resolution.
◦Increased responsibilities for the Board of Directors and Senior Management.

Implementation of the agreement would imply adjustments to manuals, policies, and procedures, as well as additional operational and technological costs.

Likewise, the following regulatory project is currently under consideration by the Assembly of Deputies and, if approved as proposed, could generate significant legal, operational, and risk management impacts:

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•Draft Law 552 of 2026 – Establishes rules on transparency and balance in credit contracts. Introduces additional obligations regarding interest rate transparency, including contractual definition of the initial rate, exact calculation methodology, financial reference index, applicable maximum limit during the life of the loan, and restrictions on unilateral modification of financial conditions. The bill also incorporates the obligation to pass through reductions in the reference index to applicable rates and new provisions on penalties and consumer protection, which could affect portfolio profitability and increase legal, regulatory, and reputational risk.

Guatemala

During the period, relevant regulatory changes were identified in Guatemala, particularly regarding digitalization, electronic channels, and technology risk management, which could generate operational and compliance implications for entities within Grupo Cibest Consolidated.

•SIB Agreement 13-2025. Establishes the mandatory use of electronic means for the submission of information to the Superintendence of Banks, requiring strengthened document traceability, internal controls, and information safeguarding.

•Resolution JM-91-2024 and Resolution JM-58-2025. Strengthen the prudential framework related to technology and electronic channels, regulating technology risk management under a comprehensive approach that requires adjustments to controls, monitoring, technology governance, and documentation.

•Draft Law 6593 (Comprehensive Law against Money Laundering or Other Assets). If approved, would imply significant adjustments to compliance frameworks, due diligence, monitoring, reporting, and documentation.

•Draft Law 6572 (Personal Data Protection). Could introduce new requirements regarding data processing, data subject rights, information governance, and the review of contractual arrangements with third parties.

El Salvador

During the first quarter of 2026, new information‑submission obligations entered into force as a result of amendments to the following regulations issued by the Central Reserve Bank:

•Technical Standards for Liquidity Risk Management (NRP 05), incorporating the reporting of the Liquidity Coverage Ratio.
•Temporary Technical Standards (from March to September 2026) for the Calculation of the Liquidity Reserve on Deposits and Other Obligations (NPBT 17).
•Amendments to the Technical Standards for the Calculation and Use of the Liquidity Reserve (NRP 28), incorporating adjustments related to own-issued securities and modifying the assets eligible by banks.

These amendments imply adjustments in regulatory reporting, adoption of new prudential indicators, and operational changes related to the incorporation of new accounts and calculation processes.

Regarding stress management and bank resolution:

•Technical Standards for the Preparation of Recovery Plans (NRSF 04).

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•Technical Standards for Information Requirements for the Preparation of Resolution Plans (NRSF 05).

•Technical Standards for the Valuation of Assets and Liabilities Excluded in Resolution Processes (NCF 15).

These provisions establish new information, analysis, and documentation requirements, directly affecting financial planning and contingency management processes.

•Implementation of the Central Reserve Bank’s Pay electronic wallet, which requires banks to make adjustments to their technological systems, operational processes, accounting controls, and regulatory reporting schemes, in order to enable the provision of electronic payment services, transfers, cash in, cash out, and the administration of Pay accounts. For this purpose, the Regulation of the Pay Payment System, the Guidelines for the Implementation of the Interoperable QR, and the associated operational regulations were approved, including technical and user guides applicable to system participants, impacting operational and technological costs associated with payment operations.

•Repeal of Article 10 of the 1999 Banking Law. Modifies the shareholder ownership regime by eliminating the requirement of majority participation by nationals or by countries with trade agreements, expanding the potential universe of investors.

Political Risk

During the first quarter of 2026, several factors were identified that could represent relevant political risks for the countries of Colombia, Panama, Guatemala, and El Salvador.

Colombia

Between January and March 2026, legislative elections were held for the 2026–2030 term, with the new Congress to be seated in July of the same year. In these elections, government parties maintained their level of representation, while the main opposition party increased its participation, gaining seats at the expense of traditional parties. However, the results did not yield clear majorities, meaning that the president to be elected in the second quarter of 2026 will need to form coalitions to advance proposed legal reforms.

From the judicial branch, the Constitutional Court declared Decree 1390 of 2025 unconstitutional, which had convened an Economic Emergency due to the country’s fiscal crisis, concluding that it did not meet legal requirements. Additionally, the Court set a relevant precedent by ordering the tax authority (DIAN) to reimburse consumers for taxes collected under this decree (international purchases; liquors, tobacco, and gambling; and a 15 pp surcharge on the financial system that was not effectively collected). This decision implies a significant operational burden for the Government, given that most of these taxes were consumption taxes.

In March of 2026, an episode of high institutional tension arose within the Board of Directors of the Central Bank (Banco de la República), following the decision to raise the monetary policy rate to 11.25% (vs. 9.25% in December 2025). In this context, the Minister of Finance referred to a “breakdown of relations” with the central bank and questioned his participation in future Board sessions, which would prevent its functioning and decision-making, as current regulations require the Minister to chair such meetings (the Central Bank has rate decisions scheduled for April, June, July, September, October, and December 2026). However, there does not appear to be a legal basis supporting the alleged “breakdown of relations,” which could open the door to potential sanctions if the Minister fails to comply with his legal obligations as a Board member and chair. In parallel, a lawsuit was filed before the Council of State against the requirement for the Minister of Finance to

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participate on the Board, arguing that it violates the constitutional autonomy of the central bank. This episode is relevant due to its potential implications for the country’s macro-financial stability, as it could undermine confidence in the Central Bank and hinder its inflation control mandate.

Panama

Panama’s political context remained stable during the quarter, with fewer social mobilizations observed. This stability is largely explained by economic performance, job creation, and subsidies implemented by the Government to mitigate the impact of fuel price increases.

For the remainder of the year, one of the main focal points will be the discussion regarding the gradual reopening of the Cobre Panama mining project. The political viability of this initiative will depend on the Government’s institutional and communication support, in order to avoid the reactivation of social protests.

From a geopolitical perspective, Panama faces diplomatic tensions with China following the Supreme Court ruling declaring unconstitutional the contract-law No. 5 of January 16, 1997. that allowed Panama Ports Company (a subsidiary of the Chinese group CK Hutchison) to operate two ports in the Panama Canal area. In this context, Panama Ports Company (PPC) initiated international arbitration against the Panamanian State, claiming compensation between USD $1.8- 2.2 billion before the International Chamber of Commerce. If PPC’s claims materialize, the fiscal impact would represent between 1.9%–2.5% of GDP, generating macro-financial pressures for the country.

Guatemala

At the institutional level, progress was made during the period in appointment processes in several state entities, including the election of the new Constitutional Court (2026–2031) and the Supreme Electoral Tribunal (2026–2032). These renewals partially contribute to reducing institutional uncertainty.

However, other relevant appointments, particularly in the Public Prosecutor’s Office, remain subject to political dynamics and negotiation, maintaining an environment of moderate institutional uncertainty. This context could affect regulatory stability, regulatory interpretation, and the pace of reforms relevant to the financial sector.

El Salvador

By the end of March of 2026, the 49th extension of the state of exception related to public security was approved, maintaining the suspension of certain constitutional guarantees in force since March 2022.

El Salvador continued with the implementation of the program agreed with the International Monetary Fund. However, structural reforms related to fiscal sustainability remain pending, particularly the comprehensive reform of the pension system. The evolution of this program continues to be a determining factor for the country risk rating, access to multilateral financing, and sovereign funding conditions, with indirect effects on the banking system.

Additionally, the Law for the Promotion of Investment Expansion and amendments to the International Services Law were approved, which adjust the investment promotion framework and could favor the business environment and economic activity.

•Economic and sectoral environment

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The first months of 2026 have been marked by a stabilization in economic growth amid rising inflationary pressures. In particular, the conflict in the Middle East has intensified increases in international crude oil and natural gas prices, accelerating global inflation since March and sustaining an environment of risk aversion in international financial markets.

In this context, central bank decisions continue to be characterized by caution. While the energy shock could push inflation upward, advanced economies may also experience slower economic growth. This backdrop further coincides with a challenging fiscal environment, in which interest rates have reflected a heightened perception of sovereign risk across several advanced and emerging economies.

Colombia

The global context shaped by geopolitical conflicts has had direct impacts on Colombia. Disruptions in global crude oil supply and increased risk aversion among investors have sustained uncertainty in financial markets. At the local level, the deterioration of fiscal accounts and the risks associated with the local electoral process have put upward pressure on the sovereign risk premium. As a result, the country faces heightened financial volatility, particularly regarding public debt management operations and a complex outlook for public finances projected for 2026.

On the domestic front, the Colombian economy has continued through a phase of macroeconomic stabilization. GDP growth stood at 2.3% year over year in the last quarter of 2025, in line with positive contributions from household consumption and public spending. Consequently, economic growth has been driven by transitory sources, particularly within the services sector, at the expense of weaker private investment dynamics. As a result, the fixed investment rate has remained close to 17% of GDP, below pre-pandemic levels (22% of GDP).

At the same time, inflation accelerated during the first months of 2026 to above 5.0%, complicating efforts to converge to the central bank’s target range. Indeed, the 23.7% increase in the minimum wage decreed for 2026, combined with upside risks associated with the energy price shock, has heightened the likelihood of inflation accelerating above 6.0% in the second half of the year.

In response to rising inflationary risks, the Central Bank raised its policy rate to 11.25% during the first four months of the year, within a narrative emphasizing caution amid a challenging fiscal and geopolitical environment linked to the conflict in the Middle East. Although decisions have been divided, they have been consistent with achieving a sufficiently restrictive stance to ensure the anchoring of medium-term inflation expectations and to mitigate short-term inflationary pressures.

Finally, significant challenges persist. The activation of the Fiscal Rule escape clause since 2025 has led the government to post a fiscal deficit of 6.4% of GDP and gross public debt of around 65% of GDP. This is compounded by a complex international environment marked by geopolitical tensions in the Middle East—factors that could adversely affect inflation and the trajectory of domestic monetary policy. Within this context, Colombia is expected to continue progressing toward a gradual stabilization of its main macroeconomic indicators, including GDP growth, inflation, and interest rates.

Panama

Panama’s economy grew by 4.4% in 2025, outperforming the forecast of 4.1%. This performance continued to be driven by productive activity in the logistics sector, led by the Panama Canal, whose operations efficiently weathered international trade pressures stemming from U.S. tariff policy. Meanwhile, household consumption supported the commerce and financial services sectors, which ended the year with growth rates of 3.6% and 5.2%, respectively. In addition, tourism remained buoyant, pushing growth in restaurant and hotel activity to 5.9%, while construction showed a recovery in the final quarter of the year, reaching an expansion of 2.7%.

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Against this backdrop, both the IMF and the World Bank remain optimistic about Panama’s economic outlook: the IMF projects growth of 3.8% in 2026, while the World Bank forecasts 3.9%.

Guatemala

The country has posted one of the strongest performances in the Central American region in recent years, driven by solid growth in financial activities and the resilience of exports, leading the economy to expand by 4.3% last year. On the price front, although inflation has consistently remained below the Bank of Guatemala’s 4.0% target, the increase in energy prices stemming from the conflict in the Middle East is expected to exert upward pressure on inflation in the short term.

Looking ahead, the economy is expected to maintain a favorable trajectory, as increased investment in infrastructure projects and tourism activity offset a potential decline in remittance inflows resulting from a more restrictive U.S. migration policy. In line with this outlook, the current administration has shown a greater willingness to increase spending on infrastructure and social programs, suggesting that the public sector will provide an additional boost to economic growth.

Nevertheless, it is important to highlight that Guatemala has historically been characterized by strong fiscal fundamentals. As such, while there are plans to expand public spending, a mild deterioration in public finances over the coming years would not be viewed as a cause for concern by analysts or rating agencies.

El Salvador

El Salvador’s economy experienced a marked acceleration in growth last year, reaching 3.9%. This performance was driven by a 24.7% expansion in the construction sector, which has benefited from the ongoing execution of more than 120 infrastructure projects expected to be completed between 2028 and 2030. On the price front, although inflation has remained low in recent years, pressures stemming from higher fuel and fertilizer prices are likely to generate temporary increases in costs faced by both consumers and producers.

Regarding the external sector, an expected slowdown in remittance inflows starting this year could constrain households’ capacity to continue expanding consumption, while exports may benefit to some extent from the tariff agreement reached with the United States, which places the country in a relatively stronger position vis-à-vis its main competitors. Nonetheless, uncertainty persists around the evolution of the conflict in the Middle East and the disruptions it may generate for international trade.

Against this backdrop, the more favorable growth outlook for the country is expected to be underpinned primarily by supportive domestic dynamics, as construction activity has generated positive spillover effects on private employment, financial activities, and commerce—a trend that is likely to persist throughout the forecast horizon.

•Business continuity and technology failures

In terms of operational resilience, business continuity, and technological failures, we continue to advance in the modernization of key services, supported by the progressive migration to cloud-based components. Likewise, progress has been made in the implementation of robust contingency measures supported by a fourth-generation core system, as well as additional contingencies aimed at strengthening critical channels and processes in the event of failures in the main core system, and support for changes in the observability center. These initiatives enhance response capacity to potential service unavailability scenarios, strengthening operational resilience and timely mitigating impacts on service delivery to our clients.

•Model Risk

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Analytical models continue to be fundamental tools for supporting objective and efficient decision-making in the management of financial risks and in other critical processes of Grupo Cibest Consolidated. Recognizing that their use also entails risks, during the period we strengthened the control environment over the models involved in the calculation of expected credit loss for credit risk, through the implementation and formalization of an independent validation SOX control, applicable both to the models within the process and to their input models. Under this framework, the validation of approximately 300 models was achieved, increasing the depth of the review and strengthening control over the integrity and accuracy of information sources. As a result, the reliability of provisions, regulatory compliance, and the transparency of financial reporting processes were strengthened.
In parallel, the focus was maintained on an automation strategy aimed at generating operational efficiencies, improving process traceability, and promoting knowledge management. In this regard, the development of automated workflows for the validation of the different model typologies within the Risk Vice Presidency was completed, including provisions, liquidity risk, market risk, and credit risk. Likewise, the creation of a specialized agent for code review and quality control was completed, conceived as an advanced interpreter capable of identifying opportunities for improvement in the analytical developments evaluated. These advances expand the scope and quality of independent validations and, at the same time, make available to the analytics community tools that enhance cross-functional capabilities across the group.

•Cybersecurity and information security risk

As Grupo Cibest Consolidated continues to evolve its business model by leveraging emerging technologies, it is increasingly exposed to more significant cybersecurity and information security risks. This exposure may result in operational disruptions, reputational damage, or even fraudulent events.

During the first quarter of 2026, work has been underway to stabilize the cyber risk appetite model, particularly in covering vulnerability sources and technological components. This will allow us to challenge the control environment and leverage business objectives efficiently and securely.

•Internal Fraud Risk

At Grupo Cibest Consolidated, Senior Management reaffirms a corporate stance of zero tolerance toward fraud, in any of its manifestations. This commitment is materialized through the adoption and oversight of a corporate-wide Anti-Fraud Program, formally approved and aligned with the COSO internal control framework, which establishes the guidelines and standards to be observed by all companies within the group.

Within this context, the following is highlighted:

•Active oversight by Senior Management and the boards of directors of the entities, reinforcing the tone from the top of the zero-tolerance statement toward fraud.
•Updates to policies and guidelines of corporate scope, which are mandatory for all companies within Grupo Cibest Consolidated.
•Availability of formal and confidential channels for receiving fraud-related reports, ensuring protection for whistleblowers.
•Development of training and awareness strategies aimed at employees and relevant third parties, designed to strengthen the ethical culture and fraud prevention.

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Within this framework, all companies are encouraged to comply with the defined anti-fraud commitments, so that risk management is carried out in a consistent manner and aligned with the ethical principles and good governance practices of Grupo Cibest Consolidated.

•AML/CFT and Corruption Risk.

In line with the continuous strengthening of compliance risk management systems, during the period Grupo Cibest Consolidated made progress in the evolution of its control environment, reinforcing an integrated, coordinated, and preventive approach to compliance risks. This progress responds to the need to continuously adapt systems to the nature of the group, its corporate structure, business growth, and regulatory and reputational risks, with the aim of ensuring sustainability, transparency, and the protection of our various stakeholders.

During the quarter, the following corporate initiatives were highlighted:

–The Corporate Code of Ethics and Conduct was updated, incorporating specific guidelines applicable to employees with potential access to privileged information and/or Material Non-Public Information, thereby strengthening mechanisms for the prevention of conflicts of interest and the misuse of information.
–Ongoing monitoring of regulatory changes was carried out across the jurisdictions in which the group operates, assessing their impact on the risk profile and the internal control model. In particular, relevant monitoring was conducted of the regulatory environment in El Salvador and Panama, as well as the regulatory and reputational context of Guatemala, including scenarios associated with the upcoming FATF evaluation, reaffirming the importance of maintaining robust control frameworks aligned with international standards to protect the Group’s reputation and sustainability.
–From the role of compliance as an enabler of responsible and transparent decision-making, contributions were made to the consolidation of a corporate data architecture, improving Grupo Cibest Consolidated’s overall visibility and facilitating more focused and effective risk management, in line with the strengthening of corporate governance.
–The Alliances and Investments Standard was designed as a cross-cutting, corporate-level guideline aimed at ensuring a holistic view of compliance risks, promoting alignment and traceability in decision-making processes.
–Awareness and culture-strengthening strategies were developed, including in-person sessions, dissemination of informational materials, and the delivery of virtual training courses, with the objective of consolidating an organizational culture oriented toward compliance risk management.
–Regarding the control environment of Grupo Cibest, consistent progress continues to be made, reflecting an ongoing commitment to best practices in risk management and regulatory compliance. This is supported through the strengthening of policies, processes, controls, and permanent communication channels with employees and stakeholders, aimed at facilitating access to information, enhancing understanding of compliance risks, and reinforcing their management at all levels of the entity.

These initiatives reaffirm Grupo Cibest Consolidated's commitment to a robust compliance function, aligned with the corporate strategy, contributing to the strengthening of governance and the generation of sustainable value for shareholders.

•Risk Of External Fraud

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At Grupo Cibest Consolidated, progress was made in the implementation of fraud management strategies focused on improving the customer experience. During the first quarter of 2026, branch service times were optimized through digital authentication, and customized service models were developed. In addition, security education was strengthened to anticipate risks and promote self-management.

New capabilities were also incorporated to better understand customer behavior, usage patterns, and preferences. Among the implemented actions, real-time self-service for confirming suspicious transactions stands out, providing customers with greater agility, transparency, and control, while enhancing the efficiency and effectiveness of security processes.

•Talent Risk

During the first quarter of 2026, progress was made in strengthening the management of this risk through the administration and closure of action plans associated with those risks that obtained results outside the tolerable level in the 2025 assessment, with the support of the Talent and Culture team. Additionally, from the Risk team, has continued to challenge the management approach and reviewing the indicators, together with the talent team, in order to continue evolving the management of this risk.

• Environmental And Social Risk

During the first quarter of 2026, we continue to strengthen its comprehensive Environmental and Social Risk Management, consistent with its risk appetite and aligned with the expectations of investors, regulators, and other stakeholders.

These advances were primarily reflected in the process of identifying, assessing, and incorporating environmental and social risks, both at Bancolombia, Bancoagrícola and Bam's own facilities and in the analysis of the clients' vulnerabilities and exposures, with the aim of anticipating potential impacts and strengthening decision-making.

IV.MATERIAL VARIATIONS IN THE INFORMATION REPORTED IN THE CORPORATE GOVERNANCE ANALYSIS CHAPTER DURING THE QUARTER
The material changes to the information reported in the Corporate Governance analysis chapter of the most recent periodic year-end report are set forth below.
(i) Composition of Senior Management
On February 13, 2026, the Board of Directors of Grupo Cibest adopted the following resolutions with respect to the Senior Management:
•Create the Vice Presidency of Payments, Flows and Insurance of Grupo Cibest and appoint Liliana Patricia Vásquez Uribe as Vice President of Payments, Flows and Insurance.
•Create the Vice Presidency of Business Development of Grupo Cibest and appoint Julián Mora Gómez as Vice President of Business Development.
•Appoint Alejandro Botero López as Corporate Vice President.
•Eliminate the Vice Presidency of Innovation and Sustainability of Grupo Cibest and accept the retirement of Cipriano López González as Vice President of Innovation and Sustainability.

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•Approve the change in name of the Legal Vice Presidency and General Secretariat of Grupo Cibest to the Vice Presidency of Corporate Governance. Claudia Echavarría Uribe remains in charge of this Vice Presidency and continues to hold the position of General Secretary.

V.MATERIAL CHANGES THAT HAVE OCCURRED IN PRACTICES, PROCESSES, POLICIES AND INDICATORS IN RELATION TO SOCIAL AND ENVIRONMENTAL CRITERIA, INCLUDING CLIMATE CRITERIA.

In the first quarter of 2026, there were no material changes in practices, processes, policies, or indicators related to social and environmental criteria.

VI.MATERIAL CHANGES PRESENTED IN THE FINANCIAL STATEMENTS OF THE ISSUER BETWEEN THE REPORTED QUARTER AND THE DATE OF TRANSMISSION OF THE INFORMATION

On April 15, 2026, the Constitutional Court of Colombia announced the ruling of Judgment C-079, declaring Legislative Decree 1474 of 2025 unconstitutional. This decree had established tax measures within the framework of the State of Economic Emergency declared through Decree 1390 of 2025. As a result of this decision, the effects derived from said Decree will be reversed in the second quarter. As of December 2025, these effects had resulted in an increase in deferred tax expense in the Group's financial statements of COP 153,207 million.

The above does not apply to Grupo Cibest's separate financial statements, where no relevant events have occurred that require adjustments or additional disclosures to the financial statements.

VII.    ANNEXES

i.CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS GRUPO CIBEST
ii.CONDENSED SEPARATED INTERIM FINANCIAL STATEMENTS GRUPO CIBEST S.A.

Contacts
Mauricio Botero Wolff	Catalina Tobon Rivera
Strategy and Financial Vp	IR Director
Tel.: (57 604) 4040858	Tel: (57 601) 4485950
IR@grupocibest.com.co

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